SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2006

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-112428

NEWS AMERICA 401k SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

News America 401k Savings Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2006 and 2005

and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the News America 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 21, 2007

News America 401k Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value	$48,866,146	$47,114,827
Participant loans	248,681	220,827

Net assets available for benefits	$49,114,827	$47,335,654

See accompanying notes.

News America 401k Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Dividends and interest income	$1,922,424

Contributions:
Participants, including rollovers	902,856
Employer	301,082

Total contributions	1,203,938
Asset transfers, net	313,542

Total additions	3,439,904

Deductions
Benefits paid to participants	5,773,538
Administrative fees	3,722

Total deductions	5,777,260

Net realized and unrealized appreciation in fair value of investments	4,116,529

Net increase	1,779,173

Net assets available for benefits:
Beginning of year	47,335,654

End of year	$49,114,827

See accompanying notes.

News America 401k Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of Plan

General

As of December 31, 2006, the News America 401(k) Savings Plan (the “Plan”) covered substantially all hourly employees of News America Incorporated (the “Company”) and its affiliates. The Company is a wholly-owned subsidiary of News Corporation.

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was amended to cover only hourly employees, and was renamed News America 401k Savings Plan.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Plan document.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) as Trustee. Among other duties, Fidelity is responsible for the custody, record keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustee as designated by the Plan participants.

Eligibility

As of January 1, 2006, all employees age 21 or older are eligible for Plan participation immediately upon full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period. Part-time employees who are paid hourly are eligible to participate on the first day of the month following the completion of 1,000 hours of service in the first 12 months of employment or in any subsequent year. Members of the Teamsters Union are eligible to participate following the completion of ninety working days of employment from their start date.

News America 401k Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Vesting

Each year, plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pre-tax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. Participants’ voluntary contributions of up to 6% of their compensation are matched at 50% by the Company. The Plan also permits catch-up contributions up to the IRS maximum ($5,000 in 2006).

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Matching contributions in participants’ accounts vest at the rate of 20% for each year of service up to five years. Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the years ended December 31, 2006 and 2005 were $40,052 and $9,830, respectively. Forfeitures of $9,442 and $23,539 were used to offset 2006 and 2005 employer contributions, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

Participant Accounts

A separate account is maintained by the Recordkeeper for each participant to record the participant’s pre-tax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

News America 401k Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

At December 31, 2006, interest rates ranged from 5% to 9.5%. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Effective August 4, 2005, STATS Inc, a participating employer in the plan became part of a joint venture and, therefore, ineligible to participate in this plan. Employees were treated as terminated on August 3, 2005 and became fully vested in their accounts in accordance with the plan document. Effective, February 1, 2006, account balances totaling approximately $4,600 for those active on August 4, 2005 were transferred to John Hancock, the new trustee and recordkeeper for STATS Inc.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

Expenses

The majority of expenses incurred by the Plan are paid by the Company.

News America 401k Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the reporting period. Investments in stock funds are valued at the year-end unit closing price, comprised of the year-end market price plus uninvested cash position. Investments in common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

News America 401k Savings Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31
	2006	2005
Fidelity Growth Company	$4,401,098	$4,269,764
Fidelity Equity Income	7,613,731	6,803,545
Fidelity Freedom 2010	7,017,540	6,895,356
Spartan US Equity Index	10,867,647	10,664,482
Fidelity Retirement Money Market	7,005,621	8,071,423

During 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) increased as follows:

Year Ended December 31, 2006
Brokerage Link Self Directed Accounts	$(5,298)
PIMCO Total Return	(20,815)
MSIFT Midcap Growth	154,678
MSI SM Co. Growth B	(224)
Oakmark Select I	19,814
Templeton Growth A	29,123
DWS International Fund S	357,210
Allianz NFJ Small Cap Value Fund	30,408
News Corporation Stock Fund Class A (non-voting)	564,162
News Corporation Stock Fund Class B (voting)	161,782
Fidelity Equity Income	739,690
Fidelity Growth Company	386,540
Fidelity Freedom Income	521
Fidelity Freedom 2000	1,439
Fidelity Freedom 2010	266,155
Fidelity Freedom 2020	50,217
Fidelity Freedom 2030	18,077
Spartan US Equity Index	1,347,567
Fidelity Freedom 2040	15,483

$4,116,529

News America 401k Savings Plan

Notes to Financial Statements (continued)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the Plan Sponsor’s ordinary and preferred stock funds, as well as its investments in the common stock of various subsidiaries of the Plan Sponsor and loans, are considered to be party-in-interest transactions. These investments amounted to $41,849,407 as of December 31, 2006 and $40,506,656 as of December 31, 2005. Fees paid by the Plan Sponsor for the years ended December 31, 2006 and 2005 were not significant.

6. Differences Between Financial Statements and Form 5500

There are no differences between the financial statements and Form 5500 for the year ended December 31, 2006.

Supplemental Schedule

News America 401k Savings Plan

EIN: 13-3249610 Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Fidelity Held Assets
*	BrokerageLink	Various self-directed investments	$22,823
*	Fidelity Freedom 2000	7,577.543 shares	94,416
*	Fidelity Freedom 2010	479,995.921 shares	7,017,540
*	Fidelity Freedom 2020	82,729.403 shares	1,284,788
*	Fidelity Freedom 2030	21,674.834 shares	347,448
*	Fidelity Freedom 2040	30,558.680 shares	289,696
*	Fidelity Freedom Income	3,927.409 shares	45,322
*	Fidelity Equity Income	130,038.102 shares	7,613,731
*	Fidelity Growth Company	63,134.382 shares	4,401,098
*	Fidelity Retirement Money Market	7,005,621.110 shares	7,005,621
	MSI SM Co. Growth B	21,316.631 shares	269,229
	MSIFT Midcap Growth	61,218.913 shares	1,627,199
*	News Corporation Stock Fund Class A (non-voting)	122,143.032 shares	1,999,481
*	News Corporation Stock Fund Class B (voting)	43,682.255 shares	611,115
	Oakmark Select I	26,925.499 shares	901,466
	Allianz NFJ Small Cap Value Fund	20,552.622 shares	642,269
	PIMCO Total Return	145,032.930 shares	1,505,442
	DWS International S	31,343.218 shares	1,934,503
*	Spartan US Equity Index	216,573.278 shares	10,867,647
	Templeton Growth A	15,016.045 shares	385,312

	Total Investments per Financial Statements		48,866,146

*	Participant loans	Interest rates from 5.0% - 9.50%	248,681

	Total Assets Held		$49,114,827

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA 401k SAVINGS PLAN

	By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Vice President, Benefits,
News America Incorporated

Date: June 27, 2007

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP